UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

KATE SPADE & COMPANY
(Exact name of registrant as specified in its charter)

Delaware	1-10689	13-2842791
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2 Park Avenue, New York, New York	10016
(Address of principal executive offices)	(Zip Code)

Christopher T. Di Nardo (212) 354-4900
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

SECTION 1 — CONFLICT MINERALS DISCLOSURE

ITEM 1.01. CONFLICT MINERALS DISCLOSURE AND REPORT.

Conflict Minerals Disclosure

Overview

Pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities and Exchange Act of 1934, as amended, Kate Spade & Company (the “Company”) adopted a Conflict Mineral Policy (the “Policy”) with a goal to be “Conflict Free.”  Before beginning a country of origin inquiry, the Company reviewed its 2013 supplier list for applicable product based on the definitions of “product” and “contract to manufacture” included in the Rule and for the risks of necessary conflict minerals (tin, tantalum, tungsten and gold (“3TG”)) that originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”) being included in its product.  The Company’s analysis concluded that its primary risk related to small quantities of gold and / or tin contained in items such as zippers, clasps and other closures in its apparel, fashion accessories and jewelry.

Country of Origin Inquiry Process

The Company communicated its Policy to applicable suppliers, including information about the Rule and requested that such suppliers (i) adopt a “conflict free” policy and (ii) begin investigating the origin of 3TG minerals that were necessary to the “functionality of product” (as defined by the Rule) that they supplied to the Company. This would require suppliers to investigate multiple tiers of purchases of components of their product.  A Conflict Mineral Template (the “Template”) that was developed by the Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative to facilitate disclosure and communication of information regarding smelters and refiners that provide materials to a manufacturer’s supply chain was sent to the Company’s suppliers.  The Template requested information regarding a direct supplier’s conflict-free policy, its due diligence process and information about its supply chain, such as the names and locations of smelters and refiners and the origin of 3TG used by those facilities.

The Company sent 135 Templates to its suppliers.  The response rate was over 80%.  Of the responses received, 58 stated that there were no 3TG minerals necessary to the functionality of the product in the merchandise supplied to the Company, and 36 declared that the necessary conflict minerals did not originate in the Covered Countries.  Five suppliers responded that necessary minerals came from scrap or recycled sources.  The balance of the responses received was “uncertain” of the origin. As of the date of this filing, the Company is not aware of any concerns associated with non-responding suppliers.

The Company will continue to investigate the origin of necessary conflict minerals and require its suppliers to take further steps to verify the origins of necessary conflict minerals.  This information can also be found on the Company’s website at www.katespadeandcompany.com.

ITEM 1.02. EXHIBIT.

Not applicable.

SECTION 2 — EXHIBITS

Not applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KATE SPADE & COMPANY

Date: June 2, 2014	By:	/s/ George M. Carrara
	Name:	George M. Carrara
	Title:	President, Chief Operating Officer and Chief Financial Officer